

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 22, 2008

Mr. Keith Koch
President
Eagle Bend Holding Company
5445 DTC Parkway, Suite 940
Greenwood Village, Colorado 80111

> **Re:** **Eagle Bend Holding Company**
> **Form S-1/A**
> **Filed June 25, 2008**
> **File No. 333-148180**

Dear Mr. Koch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 2

1. We note your response to prior comment two in our letter dated January 16, 2008. You still include a footnote 2, however, that has no correlative explanatory disclosure.

Management's Discussion and Analysis, page 11

2. We refer to the summarized financial data found on page 12 and note that you have included data for the interim period ending September 30, 2007. Please revise to provide financial data for the year ended December 31, 2007 and the interim periods ending March 31, 2008 and 2007.

Result of Operations, page 13

3. We note your response to prior comment 12, and re-issue the first part of the comment. As previously requested, please revise your discussion of operations to address the reasons for the variances, and to identify the material changes in the underlying drivers. We note, for example, the significant increase in net losses for the fiscal year ended December 31, 2007 as compared to the prior period, as well as the significant drop in revenues for the same period, neither of which is adequately explained. Please revise.

4. We note your response to prior comment 14. Please revise to discuss the extent to which you have relied on loans from insiders to fund your past operations.

Proposed Milestones to Implement Business Operations, page 15

5. We note your response to prior comment 18, and are reissuing the comment. Your heading implies that there are more than one target that must be met to continue as a going concern; however, your disclosure only indicates that you will need to generate $200,000 in sales to be profitable. Since this is repetitive of your earlier disclosure, please clarify whether there are other goals (e.g. additional sources of financing, number of customers, number of employees, etc.) that you are trying to reach for your business model to remain viable.

Operations, page 16

6. We note your response to prior comment 20, and the revised disclosure at pages 16 and 17. Please revise further to more specifically describe, in each subheading, exactly what services the company provides that result in revenues. Your introductory paragraph suggests that you provide professional communication services within the banking and brokerage industries, whereas disclosure within the body of this section suggests that your activities go beyond the provision of

communication services. ("We work to generate awareness of its clients company to fund managers by providing specific information concerning the business potential of our clients." "Another aspect of this database is our use to identify potential investors for our clients by identifying past purchasers of securities in the same or similar industry.") Also, as previously requested, please specifically address the nature of your "fee basis," and how you derive fees in the various categories of institutional relations you have identified.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David J. Wagner, Esq.
via facsimile, 303-409-7650